SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Finance Prices International Offering of US$150 Million Additional Senior Secured Notes

São Paulo, September 23, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL”), Brazil’s largest airline, announces that its subsidiary GOL Finance, a public limited liability company (société anonyme) organized under the laws of Luxembourg, has priced a US$150.0 million reopening of its 8.000% senior secured notes due 2026 (the “additional notes”), as a further issuance of and to be consolidated and form a single fungible series with GOL Finance’s US$200.0 million and US$300.0 million in aggregate principal amount of 8.000% senior secured notes due 2026 issued on December 23, 2020 and May 11, 2021, respectively (together with the additional notes, the “notes”). The issue price of the additional notes is 100.750%, representing a 7.728% yield to maturity. Moody’s assigned the notes a rating of B2.

Purchasers of the additional notes will be required to pay accrued interest from, and including, June 30, 2021 up to, but excluding, the date the additional notes are delivered, which we expect will be September 28, 2021.

The notes will mature on June 30, 2026, be callable by GOL on and after December 24, 2022 and be secured by fiduciary assignments of (i) substantially all of GOL’s intellectual property, including patents, trademarks, brand names and domain names, and (ii) aircraft spare parts located in Brazil.

The collateral securing the notes, together with certain other eligible collateral that may be added to the collateral package by GOL, is available to serve as collateral for other GOL issuances of secured indebtedness or secured exchangeable indebtedness under GOL’s secured debt issuance program, which is designed to complement GOL’s senior unsecured bond issuances and to make GOL’s capital structure more efficient and diverse.

GOL intends to use the proceeds from the offering of the additional notes for general corporate purposes, including opportunistic aircraft acquisitions and working capital.

The notes and related guarantees have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and they will only be offered or sold to (i) qualified institutional buyers (as defined in Rule 144A under the Securities Act) and (ii) outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Finance Prices International Offering of US$150 Million Additional Senior Secured Notes

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil’s largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. GOL has a strategic alliance with American Airlines and Air France-KLM, in addition to making available to customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of “Being First for Everyone”, GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. GOL has a team of 15,000 highly qualified airline professionals focused on safety, GOL’s number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This press release contains forward-looking statements that are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer